Exhibit 99.1

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Shares effected in the last 60 days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Common Shares other than Common Shares acquired under a dividend reinvestment plan, which is described in Item 5(c), inclusive of any transactions effected through 4:00 p.m., New York City time, on July 27, 2026.

Date	Effected By	Nature of Transaction	Quantity	Price
5/28/2026	GAF	Open Market Purchase	24,400	$6.50
6/1/2026	GAF	Open Market Purchase	35,000	$6.60
6/2/2026	GAF	Open Market Purchase	35,000	$6.72
6/3/2026	GAF	Open Market Purchase	400	$6.74